Stradley Ronon Stevens & Young, LLP

2005 Market Street, Suite 2600

Philadelphia, PA 19103-7018

Telephone 215.564.8000

Fax 215.564.8120

www.stradley.com

JCorriero@stradley.com

215.564.8528

August 26, 2016

Via EDGAR Transmission

Ms. Anu Dubey

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Virtus ETF Trust II (the “Trust”)

File Nos. 333-206600 and 811-23078

Dear Ms. Dubey:

On April 5, 2016, you provided Trust counsel with comments to Post-Effective Amendment No. 1, Amendment No. 3, to the Trust’s Registration Statement, which was filed pursuant to Rule 485(a) under the Securities Act of 1933 (the “Securities Act”) on February 26, 2016, to register shares of Virtus Japan Alpha ETF (the “Fund”), a series of the Trust. Stradley Ronon Stevens & Young, LLP has since been engaged to serve as counsel to the Trust and, therefore, I am writing to respond to your comments. We will respond in the form of a post-effective amendment filed pursuant to Rule 485(b) under the Securities Act prior to the Fund’s effectiveness. I have reproduced your comments below, followed by our responses.

Prospectus

Fees and Expenses of the Fund

1.	Please confirm that the Expense Limitation Agreement between the Trust and Virtus ETF Advisers LLC (the “Adviser”) with respect to the Fund will remain in place for at least one year from the effective date of the Registration Statement.

RESPONSE: The Trust confirms that the Fund’s Expense Limitation Agreement will remain in place for at least one year from the effective date of the Registration Statement.

2.	Please confirm that either (i) the Adviser will only recapture fees waived and operating expenses reimbursed under the Expense Limitation Agreement for a period of three years following the date of waiver or reimbursement; or (ii) that any fees waived or operating expenses reimbursed beyond a period of three years following the date of waiver or reimbursement will accrue as an expense of the Fund.

RESPONSE: The Trust confirms that the Adviser will only recapture fees waived or operating expenses reimbursed under the Expense Limitation Agreement for a period of three years following the fiscal year in which such waiver or reimbursement occurred. The footnote to the fee table has been revised as follows:

“Pursuant to the Expense Limitation Agreement, the Adviser may recapture operating expenses waived or reimbursed under this arrangement for a period of three years following the fiscal year in which such waiver or reimbursement occurred; provided that such recapture may not cause the Fund’s total operating expenses to exceed 0.59% of the average daily net assets of the Fund (or any lower expense limitation or limitations to which the Fund and the Adviser may otherwise agree).”

Principal Investment Strategy

3.	Please add disclosure regarding the meaning of the term “Alpha” in the name of the Fund.

RESPONSE: The following disclosure has been added to the description of the Fund’s “Principal Investment Strategy”:

“‘Alpha’ in the Fund’s name refers to the Sub-Adviser’s attempt to identify individual return factors that are expected to contribute to the Fund’s total return.”

4.	Please clarify whether the Fund is limited to investing 80% of its net assets or 80% of its total assets in Japanese companies listed in the JPX-Nikkei 400 Total Return Index (the “Index”) and whether this limit includes any borrowing.

RESPONSE: The Trust has revised the disclosure to clarify that the Fund is limited to investing 80% of its total assets in Japanese companies listed in the Index.

5.	Please explain supplementally how inclusion in the Index (i.e., likely listed on a Japanese exchange) equates to economic ties for Japan.

RESPONSE: The Adviser believes securities included in the Index, which are listed on a Japanese exchange, “are tied economically to” Japan, as required by Rule 35d-1(a)(3) under the Investment Company Act of 1940 (the “1940 Act”).

Pursuant to Rule 35d-1 under the 1940 Act, an investment company with a name suggesting that it focuses its investments in a particular geographic region must adopt a policy to invest at least 80% of its assets in investments that are tied economically to the particular geographic region suggested by its name, and it must disclose in its prospectus the specific criteria that are used to select investments that meet this standard.

The Fund’s investment in securities listed on a Japanese exchange satisfies the criteria suggested in the release adopting Rule 35d-1 as exposing a company’s assets to the economic fortunes and risks of the country or geographic region indicated by its name—namely, that the securities are traded principally in the country or region suggested by the Fund’s name. Because the Fund’s investments are listed on a Japanese exchange, the Fund is therefore exposed to the economic fortunes and risks of Japan. Based on the foregoing, the Trust believes the Fund’s 80% investment policy is consistent with Rule 35d-1 and clearly contemplated by the U.S. Securities and Exchange Commission (the “Commission”) in its adoption of Rule 35d-1.

Principal Risks

6.	Please add risk disclosure relating to the risks of investing in small capitalization companies.

RESPONSE: The following disclosure has been added to the description of the Fund’s “Principal Risks”:

“Small and Medium Capitalization Companies Risk. The Fund may, at any given time, invest in securities of small capitalization companies (i.e., companies with less than $2 billion in capitalization) and/or medium capitalization companies (i.e., companies with between $2 billion and $6 billion in capitalization). Investing in the securities of small and medium capitalization companies generally involves greater risk than investing in larger, more established companies. The securities of small and medium capitalization companies usually have more limited marketability and therefore may be more volatile and less liquid than securities of larger, more established companies or the market averages in general. Because small and medium capitalization companies normally have fewer shares outstanding than larger companies, it may be more difficult to buy or sell significant amounts of their shares without an unfavorable impact on prevailing prices. Small and medium capitalization companies often have limited product lines, markets, or financial resources and lack management depth, making them more susceptible to market pressures. Small and medium capitalization companies are typically subject to greater changes in earnings and business prospects than larger, more established companies. Small and medium capitalization companies may be particularly affected by interest rate increases, as they may find it more difficult to borrow money to continue or expand operations, or may have difficulty in repaying any loans which are floating rate. The foregoing risks are generally increased for smaller capitalization companies as compared to companies with larger capitalization.”

7.	Please consider removing the risk disclosure relating to “Index Tracking Risk,” as the Fund is an actively-managed ETF.

RESPONSE: The risk disclosure relating to “Index Tracking Risk” has been removed.

8.	Please add additional, more specific risk disclosure describing the risks of investing in Japan. Please consider if disclosure relating to investing in foreign securities is necessary for the Fund.

RESPONSE: The disclosure relating to “Japanese Securities Risk” has been revised as follows: (New language is underlined.)

“Japan~~ese~~ Investment ~~Securities~~ Risk. The Fund’s ~~concentration~~ focus in Japanese securities exposes the Fund’s performance to the Japanese market and Japanese issuers. The Japanese market and its issuers are subject to ~~adverse~~ social, political, and economic ~~events in~~

~~Japan~~ instability~~,~~ which may adversely affect the performance of the Fund. In the past, Japan’s economic growth rate has remained relatively low, and it may remain low in the future. In addition, Japan is subject to the risk of natural disasters, such as earthquakes, volcanic eruptions, typhoons and tsunamis, which could negatively affect the Fund. Additionally, Japan is an island state with few natural resources and limited land area and is reliant on imports for its commodity needs. Any fluctuation or shortage in the commodity markets could have a negative impact on Japanese securities. Investments in Japanese securities are also subject to currency risk, specifically risks of adverse changes in the value of the yen in world currency markets.

•	Security Risk. Japan’s relations with its neighbors, particularly China, North Korea, South Korea and Russia, have at times been strained due to territorial disputes, historical animosities and defense concerns. Most recently, the Japanese government has shown concern over the increased nuclear and military activity by North Korea and China. Strained relations may cause uncertainty in the Japanese markets and adversely affect the overall Japanese economy, particularly in times of crisis.

•	Economic Risk. The growth of Japan’s economy has recently lagged that of its Asian neighbors and other major developed economies. Since the year 2000, Japan’s economic growth rate has remained relatively low, and it may remain low in the future. The Japanese economy is heavily dependent on international trade and has been adversely affected by trade tariffs, other protectionist measures, competition from emerging economies and the economic conditions of its trading partners. Japan is also heavily dependent on oil imports, and higher commodity prices could therefore have a negative impact on the Japanese economy. A significant portion of Japan’s trade is conducted with developing nations, almost all of which are in East and Southeast Asia, and it can be affected by conditions in these other countries and currency fluctuations.

•	Political Risk. Historically, Japan has had unpredictable national politics and may experience frequent political turnover. Future political developments may lead to changes in policy that might adversely affect the Fund’s investments. In addition, China has become an important trading partner with Japan. Japan’s political relationship with China, however, has become strained. Should political tension increase, it could adversely affect the Japanese economy and destabilize the region as a whole.

•	Large Government Debt Risk. The Japanese economy faces several concerns, including a financial system with large levels of nonperforming loans, over-leveraged corporate balance sheets, extensive cross-ownership by major corporations, a changing corporate governance structure, and large government deficits. These issues may cause a slowdown of the Japanese economy.

•	Nuclear Energy Risk. The nuclear power plant catastrophe in Japan in March 2011 may have long-term effects on the Japanese economy and its nuclear energy industry, the extent of which are currently unknown.

•	Labor Risk. Japan has an aging workforce and has experienced a significant population decline in recent years. Japan’s labor market appears to be undergoing fundamental structural changes, as a labor market traditionally accustomed to lifetime employment adjusts to meet the need for increased labor mobility, which may adversely affect Japan’s economic competitiveness.

•	U.S. Economic Risk. The United States is a significant trading partner of Japan. A decrease in U.S. imports, new trade regulations, changes in the U.S. dollar exchange rates or an economic slowdown in the United States may have a material adverse impact on the Japanese economy and, as a result, securities to which the Fund has exposure.”

The Trust confirms that it believes disclosure relating to investing in foreign securities is necessary for the Fund and therefore has kept the disclosure in the description of the Fund’s “Principal Risks.”

9.	Please consider whether investment in money market funds is a principal investment strategy of the Fund. If it is, please add disclosure and consider whether this is consistent with the Fund’s strategy of capital appreciation.

RESPONSE: The Trust confirms that investment in money markets funds is not a principal investment strategy of the Fund. The disclosure relating to money market funds has been moved to the description of “Additional Information Regarding the Fund’s Investment Risks,” and the first sentence of the disclosure has been revised as follows:

“In order to maintain sufficient liquidity, for cash management purposes ~~to implement investment strategies~~ or for temporary defensive purposes, the Fund may invest a significant portion of its assets in shares of one or more money market funds.”

Additionally, the following disclosure regarding the Fund’s investments has been added to the description of “Additional Information Regarding Investment Objective, Strategy and Risks”:

“Additional Information Regarding the Fund’s Investments. In addition to the Fund’s principal investment strategy, the Fund may also invest in cash and cash equivalents or money market instruments, such as repurchase agreements and money market funds, and may also invest in forward currency contracts and currency futures contracts and other investment companies, including, but not limited to, exchange-traded funds.”

Additionally, the following disclosure regarding the risks of the Fund’s investments has been added to the description of “Additional Information Regarding Investment Objective, Strategy and Risks”:

“Other Investment Companies.

•	Limits of Investing in ETFs. The Fund may invest in other investment companies, such as index ETFs and other investment companies that track broad market indices or specific industries or sectors. Under the 1940 Act, a Fund may not acquire shares of an ETF or other investment company if, immediately after such acquisition, the Fund and its affiliated persons would hold more than 3% of the ETF’s or investment company’s total outstanding stock unless (i) the ETF or the Fund has received an order for exemptive relief from the 3% limitation from the U.S. Securities and Exchange Commission (the “SEC”) that is applicable to the Fund (generally permitting the Fund and its affiliates to hold up to 25% of the ETF’s total outstanding stock); and (ii) the ETF and the Fund enter into an agreement to comply with any conditions in such order (an “ETF Agreement”). Accordingly, the 25% limitation (or, in cases where the Fund has not entered into an ETF Agreement, the 3% limitation) may prevent the Fund from allocating its investments in the manner the Adviser considers optimal.

•	Indirect Costs of Fund Investments in ETFs. To the extent the Fund invests in ETFs or other investment companies, your cost of investing in the Fund will generally be higher than the cost of investing directly in ETFs or other investment company shares. By investing in the Fund, you will indirectly bear fees and expenses charged by the underlying ETFs and investment companies in which the Fund invests in addition to the Fund’s direct fees and expenses. Furthermore, these types of investments by the Fund could affect the timing, amount and character of distributions to you and therefore may increase the amount of taxes payable by you.
•	Risks Related to ETF NAV and Market Price. The market value of an ETF’s shares may differ from its NAV. This difference in price may be due to the fact that the supply and demand in the market for ETF shares at any point in time is not always identical to the supply and demand in the market for the ETF’s underlying basket of securities. Accordingly, there may be times when an ETF trades at a premium (creating the risk that the Fund pays more than NAV for an ETF when making a purchase) or discount (creating the risks that the Fund’s NAV is reduced for undervalued ETFs it holds, and that the Fund receives less than NAV when selling an ETF).”

10.	Please add additional risk language to disclose that there is no assurance that market makers will make markets.

RESPONSE: The following sentence has been added to the disclosure relating to the “No Assurance of Active Trading Market” risk:

“Further, market makers (other than lead market makers) have no obligation to make markets in the Fund’s shares and may discontinue doing so at any time without notice.”

11.	Please note that there is no reference in the description of the Fund’s “Principal Investment Strategy” to sectors. Please disclose whether it is a principal investment strategy of the Fund to concentrate in one or more sectors. If it is, please add relevant disclosure to the description of the Fund’s “Principal Investment Strategy.”

RESPONSE: The following sentence has been added to the description of the Fund’s “Principal Investment Strategy”:

“As a result, the Fund may, from time to time, have significant positions in particular sectors.”

12.	Please explain why “Tax Risk” is a principal risk of the Fund.

RESPONSE: The disclosure relating to “Tax Risk” has been moved to the description of “Additional Information Regarding the Fund’s Investment Risks.”

Additional Information Regarding Investment Objective, Strategy and Risks

13.	Please consider moving the risk disclosure relating to “Currency Hedging Investments” to the description of the Fund’s “Principal Risks.”

RESPONSE: While the Fund may invest in currency hedging investments, particularly forward currency contracts and currency futures contracts, doing so is not a principal investment strategy of the Fund. Accordingly, the disclosure relating to “Currency Hedging Investments” will remain in the description of the Fund’s “Additional Information Regarding the Fund’s Investment Risks” under the heading “Foreign Currency Hedging Risk,” as noted in response to comment 14 below.

14.	Please consider moving the risk disclosure relating to “Foreign Currency Risk” to the description of the Fund’s “Principal Risks.”

RESPONSE: While the Fund may invest in currency hedging investments, particularly forward currency contracts and currency futures contracts, doing so is not a principal investment strategy of the Fund. Accordingly, the disclosure relating to “Currency Hedging Investments” has been renamed “Foreign Currency Hedging Risk” and will remain in the description of the Fund’s “Additional Information Regarding the Fund’s Investment Risks”.

15.	Please consider moving the risk disclosure relating to “Fund Shares Liquidity Risk” to the description of the Fund’s “Principal Risks.”

RESPONSE: The disclosure relating to “Fund Shares Liquidity Risk” has been moved to the description of the Fund’s “Principal Risks.”

16.	Please consider replacing the word “mirror” with the phrase “be less than” in the last sentence of the description of the Fund’s “Fund Shares Liquidity Risk.”

RESPONSE: The last sentence of the disclosure relating to “Fund Shares Liquidity Risk” has been revised as follows:

“During stressed market conditions, the liquidity of Fund Shares may be less than ~~mirror~~ the liquidity of the securities in the Fund’s portfolio, which may be significantly less than the liquidity of other ETFs.”

17.	Please consider moving the risk disclosure relating to “Risks Related to Portfolio Turnover” to the description of the Fund’s “Principal Risks.”

RESPONSE: The disclosure relating to “Risks Related to Portfolio Turnover” has been deleted.

18.	Please explain why the following phrase is included in the risk disclosure relating to “Temporary Defensive Positions”: “provided that the alternative is consistent with the Fund’s investment objective.”

RESPONSE: The first sentence of the disclosure relating to “Temporary Defensive Positions” has been revised as follows:

“In certain adverse market, economic, political or other conditions, the Fund may temporarily depart from its normal investment policies and strategy~~, provided that the alternative is consistent with the Fund’s investment objective and is in the best interest of the Fund~~.”

19.	Please clarify in what types of other investment companies the Fund may invest when taking temporary defensive positions.

RESPONSE: The second sentence of the disclosure relating to “Temporary Defensive Positions” has been revised as follows: (New language is underlined.)

“At such times, the Fund may invest in cash or cash equivalents, such as money market instruments, and to the extent permitted by applicable law and the Fund’s investment restrictions, shares of other investment companies, including money market funds.”

Management of the Fund

20.	Please revise the last sentence of the description of the Fund’s “Expense Limitation Agreement” so it is consistent with the disclosure in footnote 2 of the Fund’s fee table.

RESPONSE: The last sentence of the description of the Fund’s “Expense Limitation Agreement” has been revised to be consistent with the disclosure in footnote 2 of the fee table.

Portfolio Managers

21.	Please provide the year of the Fund’s inception in the disclosure relating to the amount of time the portfolio managers have served in such positions in future updates to the Fund’s prospectus.

RESPONSE: The Trust notes the request and confirms it will make the change in future updates to the Fund’s prospectus.

Investing in the Fund – Distribution and Service Plan

22.	Please add a footnote to the Fund’s fee table indicating that the Fund has adopted a 12b-1 Plan and is authorized to pay up to 0.25% of its average daily net assets each year thereunder.

RESPONSE: The following disclosure has been added as footnote (1) to the line item “Distribution and/or Service (12b-1) Fees” in the Fund’s fee table:

“(1) The Fund is authorized to pay an amount up to 0.25% of its average daily net assets each year under a Rule 12b-1 plan; however, no such fees are currently paid by the Fund, and there are no current plans to impose these fees.”

STATEMENT OF ADDITIONAL INFORMATION

General Description of the Trust and the Fund

23.	Please add disclosure as to whether the Fund is diversified or non-diversified.

RESPONSE: The following sentence has been added to the “General Description of the Trust and the Fund”:

“The Fund is classified as a non-diversified management investment company under the 1940 Act.”

Investment Limitations

24.	Please confirm that the Fund has adopted fundamental restrictions limiting the Fund’s investments to no more than 33% of its total assets in any particular sector or 3% of its net assets in any individual holding.

RESPONSE: The Fund’s fundamental investment restrictions numbers (7), (8) and (9) have been revised as follows: (New language is underlined.)

(7)	Invest more than 25%~~33%~~ of its total assets in any particular ~~sector~~ industry or group of industries; and
(8)	Invest in commodities.~~; or~~
~~(9)~~	~~Invest more than 3% of its net assets in any individual holding.~~

25.	Please revise the fourth paragraph from the end of the section discussing “Non-Fundamental Restrictions” to clarify that the Fund will consider the holdings of underlying funds in which it invests in considering its concentration policy.

RESPONSE: The fourth paragraph from the end of the section discussing “Non-Fundamental Restrictions” has been revised as follows: (New language is underlined.)

With respect to the above fundamental investment restriction regarding concentration in a particular industry, (i) securities of the U.S. Government (including its agencies and instrumentalities), tax-exempt securities of state or municipal governments and their political subdivisions and investments in other registered investment companies are not considered to be issued by members of any industry (although the Fund will consider the holdings of an underlying ~~may look through a~~ registered investment company ~~to its underlying securities in considering~~ in applying its concentration policy), (ii) if the Fund invests in a revenue bond tied to a particular industry, the Fund will consider such investment to be issued by a member of the industry to which the revenue bond is tied, and (iii) in the case of loan participations where the Fund is not in a direct debtor/creditor relationship with the borrower, both the financial intermediary and the ultimate borrower are considered issuers.

Management and Other Service Providers

26.	Please include the year of the Trust’s inception in the table of Trustees and Officers where applicable.

RESPONSE: The requested change has been made.

27.	Please include the number of funds in ETFis Series Trust I in the disclosure relating to the number of portfolios in the fund complex overseen by each Trustee in the table of Trustees and Officers where applicable.

RESPONSE: The requested change has been made.

28.	Please disclose why the Board has determined that having an interested Trustee serve as Board Chair is an appropriate structure for the Board.

RESPONSE: The disclosure relating to the Fund’s “Board Structure” has been revised as follows: (New language is underlined.)

The Trust’s Board includes four ~~three~~ Independent Trustees and one Interested Trustee, Mr. Aylward ~~Mr. Smalley~~, who is Chairman of the Board. Each Trustee serves an indefinite term, until a successor is elected, qualified and serving as a Trustee. The Board has not appointed an Independent Trustee to serve as lead Independent Trustee. The Board believes this structure is appropriate because, among other things, the Board’s current small size and the small number of funds in the Trust permit Trust management to communicate with each Independent Trustee as and when needed, and permit each Independent Trustee to be involved in each committee of the Board (each a “Committee”) as well as each Board function. The Board may consider appointing an independent Chairman or a lead Independent Trustee in the future, particularly if the Board’s size or the Trust’s complexity materially increases.

29.	Please provide a new legal opinion from Trust counsel for the Fund.

RESPONSE: The Trust confirms it will provide a new legal opinion for the Fund from Stradley Ronon Stevens & Young, LLP, counsel to the Trust, with its next filing for the Fund.

ADDITIONAL INFORMATION

Please note that the Fund no longer expects to invest in options; and, therefore, all descriptions regarding the Fund’s investments in options (and the risks thereof) have been deleted from the section of the Prospectus entitled “Additional Information Regarding the Fund’s Investment Risks”.

* * *

In submitting this correspondence, the Trust acknowledges that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in the Registration Statement; (ii) Staff comments on the Registration Statement, or changes to the Registration Statement in response to Staff comments thereto, do not foreclose the Commission from taking any action with respect to the Registration Statement; and (iii) the Trust may not assert Staff comments as a defense in any proceeding initiated by the Commission or any persona under the federal securities laws of the United States.

Thank you for your comments. Please feel free to contact me at 215-564-8528 or, in my absence, Michael D. Mabry at 215-564-8011, if you have any additional questions or comments.

Very truly yours,

/s/ Joel D. Corriero

Joel D. Corriero